PlayAGS, Inc.
6775 S. Edmond St., Suite #300
Las Vegas, Nevada 89118

October 26, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention:	John Cannarella, Staff Accountant
Karl Hiller, Branch Chief

Re: PlayAGS, Inc.
Form 10-K for the Fiscal Year ended December 31, 2021
Filed March 10, 2022
File No. 001-38357

Mr. Cannarella and Mr. Hiller,

This letter sets forth the responses for PlayAGS, Inc. (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter dated October 19, 2022 regarding the Staff’s review of the Company’s Form 10-K for the Fiscal Year ended December 31, 2021 (the “Comment Letter”). For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

Form 10-K for the Fiscal Year ended December 31, 2021

Financial Statements

Note 12 - Commitments and Contingencies, page 97

1. We understand from your response to prior comment two that you have not recognized a loss for additional taxes due, based on an audit by the Alabama Department of Revenue, because you had secured relief of similar audit findings in Oklahoma, although you have not undertaken any actions to reverse, overturn, or invalidate the audit results.

Tell us how you have assessed the validity of the audit findings, in terms of being under any compulsion to conform your tax computations and to remit payment, in determining that the audit results were not evidence of a liability, particularly in the absence of initiating an appeal. Also describe any incremental or change in circumstances under which you would consider the evidence sufficient to recognize a liability and to begin accruing taxes based on the audit results for accounting purposes.

Given your disclosure that participation revenue and licensing fees are being viewed as taxable lease rental payments, unless you believe that the transaction underlying the additional tax assessment was unique and non-recurring, we continue to believe that you should quantify the taxes that would be payable on similar transactions for each period covered by your annual and subsequent interim reports, based on this view.

The Company respectfully acknowledges the Staff’s comment in the above paragraph. In response to this comment, the Company intends to revise the applicable footnote of the Company’s financial statements in future filings to state the following:

In January 2021, we obtained the results of an audit conducted by the Alabama Department of Revenue (“ADOR”), in which the ADOR assessed $3.3 million including interest in unpaid state and local rental taxes on participation revenues and licensing fees that we received from the leasing of EGMs to a Native American tribe in the state of Alabama in the period from May 2016 through August 2019. ADOR claims that such revenues constitute a lease rental payment and are deemed taxable in nature even in situations involving Native American tribe lessees.

We believe that we were not required to collect and remit Alabama state lease/rental tax on our leases of EGMs in the state as those leases are on federally designated Indian reservation land and because federal Indian trading laws and Indian gaming laws, as well as the U.S. Constitution, preempt application of the rental tax to these transactions with the Native American tribe. We have disputed ADOR’s audit findings in accordance with applicable state and local tax procedures and ADOR rules. Our dispute is currently in the discovery phase at the Alabama Tax Tribunal, which is the independent tax court for the state of Alabama. We expect a hearing for this dispute at the Alabama Tax Tribunal will be scheduled in 2023.

We have not accrued the $3.3 million assessed by ADOR, as we do not believe that it is probable that a liability has occurred. However, if we do not prevail in the dispute with ADOR, we may be required to accrue this amount as well as applicable interest. It is also possible that ADOR may similarly audit the participation revenues and licensing fees that we received from the leasing of EGMs to a Native American tribe in the state of Alabama subsequent to August 2019. While we cannot reasonably calculate the amount that ADOR would assess for the revenues from such subsequent periods due to the types of revenues and rates that apply, based solely on the amount assessed for the period from May 2016 through August 2019, we estimate that ADOR’s assessment for taxable lease rental payments for subsequent periods through September 30, 2022 would not exceed $2.0 million, excluding interest. There is no assurance that ADOR will assess our revenues from subsequent periods or that such assessment will not materially differ from our estimate.

If you have any questions regarding the responses contained in this letter, please do not hesitate to contact the undersigned at kakiona@playags.com or at (702) 724-1107.

Sincerely,

/s/ Kimo Akiona
Kimo Akiona
Chief Financial Officer
cc:	Vic Gallo, General Counsel
PlayAGS, Inc.

Brian M. Janson
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Christodoulos Kaoutzanis
Paul, Weiss, Rifkind, Wharton & Garrison LLP

3